SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 33-13110


                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K and Form 10-KSB   [ ] Form 11-K    [ ] Form 20-F
                        [ ] Form 10-Q and Form 10-QSB   [ ]  Form N-SAR

               For Period Ended: September 30, 2001

                  [ ]  Transition Report on Form 10-K
                  [ ]  Transition Report on Form 20-F
                  [ ]  Transition Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                 Not Applicable

                                     PART I
                             REGISTRANT INFORMATION

                               4net Software, Inc.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


            10 South Street, Suite 202, Ridgefield, Connecticut 06877
            ---------------------------------------------------------
               (Address of Principal Executive Office) (Zip Code)

                                 (203) 894-9755
               --------------------------------------------------
               (Registrant's telephone number including area code)


                                     PART II
                             RULE 12b-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously disclosed in the Registrants Form 8-K, dated December 4, 2001, the Registrant dismissed its independent accountants effective on December 3, 2001. On December 4, 2001 the Registrant engaged Wheller Wasoff, P.C. as its independent auditors. As such, the Registrant's independent auditors have not been able to complete the procedures necessary to furnish the required opinion on the Registrant's financial statements. Thus, the Registrant requires additional time to properly complete and file its Form 10-KSB for the fiscal year ended September 30, 2001.

     For the reasons set forth above, the Registrant cannot timely file its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2001 without unreasonable effort or expense. The Registrant will file its Form 10-KSB no later than the fifteenth day after the due date of the Form 10-KSB.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Steven N. Bronson, President          (203) 894-9755
     ----------------------------  ------------------------------------
                (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               4net Software, Inc.
        -----------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date December 31, 2001


                                       By /s/ Steven N. Bronson
                                          -------------------------------------
                                          Steven N. Bronson, President

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. Section 1001).

                              Wheeler Wasoff, P.C.
                          1601 Blake Street, Suite 505
                             Denver, Colorado 80202


                                                               December 31, 2001


Securities and Exchange Commission
450 Fifth Street
Washington D.C.  20549

         Re:      4net Software, Inc.
                  SEC Registration number 33-13110

Dear Sir or Madam;

This letter is written in response to the requirement of Rule 12b-25(c) of the Securities Exchange Act of 1934 and in satisfaction of Part II, Item (c) of Form 12b- 25.

We are the independent auditors of 4net Software, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, it Annual Report of Form 10-KSB for the year ended September 30, 2001 because our firm has not yet completed our audit of the financial statements of the Registrant for the year ended September 30, 2001. Our firm was engaged on December 4, 2001 and has been unable to complete the procedures necessary to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 for the year ended September 30, 2001, and agree with the statements made therein as they relate to accounting and auditing matters.


Very truly yours,

/s/ Wheeler Wasoff, P.C.

Wheeler Wasoff, P.C.